

Delivering Today and More Tomorrow

2022 Annual Report

Lower Manhattan Coastal Resiliency Program

United States

AECOM is leading the multi-disciplinary coastal protection initiative that spans landscape architecture, planning policy, urban design, architecture and engineering. The 3.5-mile-long project aims to improve access to the waterfront and increase community green space for health and leisure activities.



Our Purpose

Delivering a Better World

Our Vision

We believe infrastructure creates opportunity for everyone— uplifting communities, improving access and sustaining our planet.

By bringing together the best people, ideas and technical expertise, we partner with clients to turn their ambitions into action, and we embrace our core values—Deliver, Collaborate, Innovate, Sustain, Thrive and Safeguard—in everything we do.



Our Values

Deliver

We grow our business through relentless client focus, operational excellence and exceptional project execution.

Collaborate

We connect unrivaled expertise from around the world to anticipate and solve our clients' most pressing challenges.

Innovate

We think without limits and embrace new ideas, shaping digital solutions to help clients address current and future challenges.

Sustain

We take action to make a positive impact on the planet, enrich the communities we touch and build legacies for future generations.

Thrive

We build diverse teams, create an inclusive workplace and provide opportunities where each one of our people can reach their full potential.

Safeguard

We operate ethically and with integrity, while prioritizing safety and security in all that we do.



Contents

Letter from the CEO 3

Strength and Recognition 4

Accolades 5

Work Highlights 6

Our Think and Act Globally Strategy . . . 8

    Investing in Our People 10

    Transforming How We Work 16

    Extending Client Relationships 20

    Leading in ESG 24

Corporate Governance 28


AECOM

"We delivered another year of strong performance, furthered our competitive advantages and won transformational projects that expand the earnings potential of the business, all while investing in our employees more than ever before."

Troy Rudd, Chief Executive Officer

Dear Stockholders:

Fiscal 2022 was a transformational year for AECOM. Our success is a reflection of the strength of our employees, and I want to thank them for their unwavering dedication to our clients and to our purpose of *delivering a better world*. As ever, our teams remain our greatest asset. Their ingenuity, technical excellence and agility continue to differentiate us as the leader in our industry.

I am extremely proud of where our organization stands today. Our consistently strong performance is expanding our competitive advantage and the long-term earnings power of the business to deliver growth into the future.

With our teams collaborating and innovating more than ever before, we achieved numerous milestones throughout the year, including the following highlights:

- Our financial results extended our track record of delivering on all our targets for the year. We also produced another year of industry-leading margins and cash flow, while investing in our growth and our professionals. We delivered record wins in the design business and, with a near record backlog, we are positioned for continued growth.
- Through the implementation of our strategy, we are prioritizing our time and capital on the highest returning opportunities, winning what matters, and expanding our addressable market. We are seeing the success of this strategy through several marquee wins, including our appointment as program manager for the California High-Speed Rail and our multi-year NAVFAC Atlantic contract by the U.S. Navy.
- As a result of our strong performance, we are able to invest in our employees through our enhanced 2023 U.S. healthcare and well-being benefits that will set a new standard in the industry and reduce the financial burden on our professionals. In addition, we are driving global collaboration via our Technical Practice Network to create—and deliver—the best solutions for our clients' challenges, and are strengthening our professional development programs to further foster talent and build strong careers.
- We furthered our commitment to expanding the breadth and impact of our Digital AECOM capabilities, a key element of our strategy. These efforts include launching our PlanEngage™ product on Microsoft's Azure marketplace, releasing PlanSpend™ Fund Navigator to help our U.S. clients meet rigorous Infrastructure Investment and Jobs Act (IIJA) grant requirements, and accelerating water inspections and enhancing defect detection through our PipeInsights™ product. In partnership with our collaborative delivery centers that provide access to our global talent pool, our investment in digital is changing how our professionals engage with clients and creating new ways of delivering and solving the world's most challenging problems.
- We also extended our leadership position in ESG through our *Sustainable Legacies* strategy, including launching our ESG Advisory practice built around addressing our clients' climate, sustainability and resilience priorities. We became one of the first companies globally to set new and more rigorous net zero targets approved by the Science-Based Targets initiative, and implemented our new global Social Value policy and annually-required ESG training program.

I am proud of all we accomplished in fiscal 2022, and am confident in the strength of our business going forward. We are committed to the success of our professionals, of our clients, and of the communities we serve, and to delivering strong shareholder value. As such, we continued to deliver on our returns-focused capital allocation policy during the year. This included returning nearly $500 million of capital to our shareholders through share repurchases and dividends. In addition, we recently announced a 20% increase to our quarterly dividend program, and we remain committed to increasing our per share dividend on a double-digit basis annually.

As we look ahead, we are well-positioned to capitalize on three secular growth drivers that will reshape the future of infrastructure over the coming decades. These include the global infrastructure renaissance, continued investments in sustainability and resilience initiatives, and supply chain and resource adaptation to a post-COVID normal. We are ranked number one by ENR in many of these markets, including transportation design, facilities design, green design, environmental engineering, and we hold several leadership positions in the water sector.

This is a very exciting time to be at AECOM. We thank you for your continued support and look forward to a bright year ahead.

Troy Rudd
Chief Executive Officer

Strength and Recognition

Fiscal 2022 Financial Performance

Our fiscal 2022 results were an extension of our track record of delivering on all financial targets. In the fourth quarter, 9% organic net service revenue[1] growth in the design business was the highest quarterly growth rate in more than a decade, while our design backlog increased by 8%[2], reflecting a record win rate, full-year wins and pipeline of opportunities. By winning what matters, we are creating a more valuable backlog position.

Our success in the market is transforming the trajectory and long-term earnings power of our business. The actions we have taken to deliver on our strategy, to expand our addressable market, to prioritize our resources to the highest returning growth opportunities, and to invest in digital capabilities and our people have allowed us to perform despite several market headwinds, and created a sustained long-term advantage going into 2023.

Performance Highlights

Record Segment Adjusted[3] Operating Margin[4]



13.8% FY '21   14.2% FY '22

+40bps
Exceeded Our Full Year Guidance

Double-Digit Adjusted[3] EBITDA[5]



$830M FY '21 $900M FY '22

+10%
Adjusting for Foreign Exchange Impact to FY22 results

Adjusted[3] EPS



$2.82 FY '21 $3.47 FY '22

+26%
Adjusting for Foreign Exchange Impact to FY22 results

+18%
Double-Digit Bids Summited and Proposals
From the prior year

+9%
Q4'22 Organic Design NSR[1] Growth
Highest in more than a decade

+8%[2]
Total Design Backlog
A near record, representing 90% of our profitability

Accolades

We were recognized for multiple industry leadership awards that reflect our continued commitment to excellence.



A leader in helping our clients deliver their most challenging projects

#1

Transportation Design Firm

Facilities Design Firm

Environmental Engineering Firm

Environmental Science Firm

Green Design Firm

Airports

Highways

Dams and Reservoirs

Education

#2

Environmental Firm

Water Supply

Water Treatment Lines and Aqueducts

Wastewater Treatment Plants

Hazardous Waste

Chemical Remediation

Mass Transit

Bridges

#3

Water Design Firm

Marine and Ports

Sewer and Waste

Water Treatment and Desalination

Healthcare

Wind Power

Clean Air Compliance

Site Assessment and Compliance

#5

Program Management

#6

Green Contractor



Fortune World's Most Admired Companies

Named to *Fortune* magazine's "World's Most Admired Companies" eight years in a row, and No. 1 in our industry



Ethisphere World's Most Ethical Companies

Named by Ethisphere one of 2022 World's Most Ethical Companies for its commitment to integrity and making a positive impact



Human Rights Campaign Foundation

100% rating on Corporate Equality Index and designated a Best Place to Work for LGBTQ+ Equality for a fifth year



Work Highlights

1. California High-Speed Rail

AECOM is providing program management support for the nation's first dedicated high-speed rail system that will provide frequent train service exceeding 200 miles per hour, and that is poised to become one of the most transformative infrastructure investments in U.S. history.

2. East County Advanced Water Purification Program

Using state-of-the-art technology to purify East County's recycled water, AECOM is providing services to create a new, local, sustainable, drought-proof drinking water supply.

3. Faro Mine Remediation Program

AECOM is delivering environmental remediation services for one of the most complex abandoned mine clean-up projects in Canada.

4. North Shore Water

AECOM is deepening client relationships to complete the design of the LEED Gold-certified treatment facility that will serve approximately 250,000 residents in the Vancouver area.

5. Ontario Line South

Serving on the Ontario Transit Group team, AECOM is providing design services to form part of the 15.6-kilometer, 15-stop Ontario Line rapid transit line intended to create faster, easier connections between dozens of Toronto neighborhoods.

6. JFK International Airport Terminal 1

AECOM is helping transform JFK International Airport into a world-class airport by providing design services on one of its largest international terminals.

7. Natural Capital Laboratory

AECOM is conducting a five-year living experiment that will document the rewilding of the 100-acre site's natural environment and reintroduce extinct species in the Scottish Highlands.

8. Net Zero Teesside Power

AECOM is helping make a net zero future possible for the industrial northeast of England through our involvement in this first-of-a-kind fully integrated gas-fired power and carbon capture project—a key driving force behind plans to make Teesside the UK's first decarbonized industrial cluster.

9. AlUla Programs

AECOM's program management team is implementing Phase 1 of the $15-billion masterplan development that will accelerate regeneration in AlUla's core 20-kilometer historical area.

10. King Khalid International Airport

AECOM is providing services to redevelop and expand the architecturally complex, 40-year-old airport to meet a future annual capacity of 30 million passengers.

11. Northern Metropolis

The Northern Metropolis is a landmark megaproject that will transform the northern part of Hong Kong into a thriving metropolitan area of 2.5 million people. We're proud to deliver planning and engineering, urban and landscape design, civil infrastructure works and construction activities across all phases of the project.

12. Melbourne Airport Rail

AECOM is helping deliver a new 30-minute rail connection between central Melbourne and Melbourne Airport that will greatly enhance connectivity in and beyond Victoria, Australia.

























Our Think and Act Globally Strategy

We are at our best when we *think and act globally*. Launched in 2020, our strategy integrates four key pillars focused on developing our people and teams' expertise and impact on each of our projects around the world, deepening our client relationships, transforming the way we deliver our work globally through technology and digital platforms, and enhancing our position as a leading Environmental, Social & Governance (ESG) company. The advancement of this strategy has set us up for continued growth, while setting new standards for excellence in our industry.



Investing in Our People

We are making AECOM the best place to be in our industry — a place where you are welcomed, trusted and empowered to solve our clients' most complex challenges.

Transforming How We Work

We are using technology to design more flexible ways of working, and to further enable digital project delivery that improves the client experience and increases efficiency.

Extending Client Relationships

We are driving growth in our core and emerging markets by leveraging our global talent and unrivaled technical expertise to nurture long-term client relationships.

Leading in ESG

We are leading the change toward a more sustainable and equitable future through our own operational commitments, and by helping our clients.



Investing in Our People

We are attracting top talent and inspiring our people through a culture of collaboration and opportunity. This includes investing in our people and programs that enrich our employees' experience and success. Throughout the year we enhanced our culture of equity, diversity and inclusion, while advancing our flexible work program, employee healthcare benefits, and personal and professional development programs.

We are continuing to make AECOM the best place to be for the most talented in our industry. Our approximately 50,000 employees are trusted and empowered to reach their full potential.

Our ability to deliver excellence and a high level of service to our clients requires attracting and retaining the industry's best, diverse talent. We've made significant investments to support the learning and development of our people so they can build their skills and rewarding careers with us, provide competitive pay and benefits so they can make the best choices for themselves and their families, and are building a culture of flexibility, trust and performance so they can be at their best.

Significant investments in U.S. healthcare benefits

We proudly took a lead position in our industry with our comprehensive healthcare benefits and well-being programs in the U.S. by making a significant investment in our healthcare benefits for our people. We prioritized bringing down costs for those who need it most and cut our employees' monthly premiums by up to 80% depending on the choice of plan.

Even with U.S. healthcare costs continuing to rise significantly, our employees' premiums were reduced across all medical plans— meaning more money in their wallets to make the best choices for themselves and their families.

Building a culture of flexibility, trust and performance through *Freedom to Grow*

Freedom to Grow is our work-life balance framework designed to support the flexibility our people need to thrive and deliver their best for their team and clients. Employees and managers work together to evaluate work schedules and locations to align on a flexible work arrangement that includes three days a week in an AECOM office or client site—one which prioritizes client and team responsibilities while supporting individual needs.

We further expanded this framework to include our new Flexible Time Off policy for eligible employees in the U.S. and Canada. We eliminated time off limitations and are ensuring our people have the flexibility and opportunity to take time off to support their needs and well-being throughout the year.

Unlike any firm in our industry, flexibility at AECOM goes far beyond just when and where we work. We consider our holistic experience, respecting diversity in work, communication and thinking styles, and what makes each of our employees unique.

Freedom to Grow

Our Freedom to Grow framework empowers employees with the work-life flexibility they need to focus on their team, deliver for their clients and prioritize what matters most.

  

Fostering a Welcoming and Respectful Environment

Advancements in Equity, Diversity and Inclusion

We are committed to advancing equity, diversity and inclusion (ED&I) in our organization and within our industry. Creating a respectful, inclusive culture requires us to be open-minded and accepting of various points of view—diversity of thought and ideas is what ultimately contributes to better outcomes for our clients and the communities we serve.

In 2022, we introduced global training for hiring managers designed to build more diverse teams through talent acquisition, and to hold leaders accountable to help foster our inclusive culture. The training enables our hiring managers to apply inclusive practices in sourcing and interviewing candidates, and in making hiring decisions. We also measured against our established targets within each of our regions to advance our ED&I goals. Across our company, we improved the diversity of our workforce with women comprising more than 19% of our leaders, which puts us closer to achieving our near-term target of 20%.

In Europe and India, we received our first ED&I accreditation with the Clear Company, a recognized Inclusion Standard that provides clarity and direction to continually improve our inclusive and fair work practices. AECOM also sponsored the ESG Launchpad, a program run by The Land Collective, a social enterprise that aims to connect young people from diverse backgrounds with the built environment sector.

In Australia, we launched our Innovate Reconciliation Action Plan—a framework of commitments to develop and strengthen relationships with Aboriginal and Torres Strait Islander peoples, and to increase First Nations participation, collaboration and inclusion in our business. In New Zealand, senior leaders graduated from the Maurea Consulting Te Kaa Program to build knowledge, appreciation for—and practice of —Māori culture to help expand understanding and inclusivity.

We are advancing efforts globally in four key areas:



Building Diverse Talent

Ensuring, through our recruitment efforts, that our teams reflect the diversity of the communities we serve, building leadership accountability, and partnering with nonprofit organizations and universities to build the talent pipeline for the future.



Expanding Understanding

Expanding understanding and empathy among employees through employee resource groups, ED&I events and celebrations, unconscious bias training, and family-friendly benefit policies.



Thinking Without Limits

Thinking without limits by prioritizing social equity and impact in every project we pursue and in every innovative solution we deliver.



Enriching Communities

Enriching communities through pro-bono work, volunteerism, philanthropy and strategic partnerships.

Purpose and Impact

As the world's trusted infrastructure consulting firm and a leader in ESG, we are determined and well positioned to deliver positive, impactful and Sustainable Legacies for our company, our communities and our planet. Blueprint for a Better World, our corporate responsibility platform, is focused on delivering access to safe and secure infrastructure to those who need it most via strategic nonprofit partnerships, pro-bono work, skills-based volunteering and philanthropy. We are creating opportunity for the leaders of tomorrow, and protecting our planet so our company can fulfill its purpose to deliver a better world. As part of the Blueprint pro-bono program, our technical experts partnered with nonprofit organizations in their local communities to provide critical design, engineering and infrastructure solutions. In addition, we have maintained our commitment to our enterprise strategic nonprofit partners – Engineers Without Borders and Water for People.

Demonstrating our commitment to a better world, our teams in Romania, Poland and surrounding areas immediately responded following Russia's unlawful invasion of Ukraine. They made meaningful impact through local aid and relief activities, including volunteering at border reception stations, collecting goods, helping with translation and hosting families. Inspired by our people, we also launched a global employee match campaign that donated $200,000 in support for dedicated Ukraine relief funds of the American National Red Cross and Save the Children Foundation.

Employee Resource Groups

Employee resource groups (ERGs) help strengthen the connections between us and the communities we serve. They provide rich opportunities for the exchange of ideas and powerful dialogue, professional networking and development, talent attraction and philanthropic impact.

Our Americas ERG program was recognized with a Business Achievement Award from the Environmental Business Journal. The award acknowledged the ERG program for creating a sense of belonging and generating an inclusive environment at AECOM in support of our ED&I pledge: When we feel free to be ourselves, we thrive. BeBOLD, our Americas ERG for Black employees and allies, continued its sponsorship of CityLab, a Dallas high school for underrepresented communities that introduces students to architecture, urban planning and environmental sustainability.

Our Ethnic Diversity Network ERG received a "highly commended" recognition for Outstanding Employee Resource Group in the European Diversity Awards, which recognize individuals and organizations whose outstanding leadership has made a genuine difference to the equality, diversity and inclusion agenda.



Veterans Alliance

"Many veterans from across the globe are excited about the prospects of joining a new team but can find it challenging to transition to the commercial side after serving in the military. Veterans Alliance provides a forum to assist, engage and inform our veteran community and connect with those who would like to help and learn more. We want to be inclusive and share a safe space for vets to express their challenges and desires and help everyone grow and make AECOM a great place to thrive."

Anthony C. Funkhouser
VP, Army Client Account Director
President, Veterans Alliance



Ethnic Diversity Network

"I remain dedicated to creating a safe space for ethnically diverse colleagues to come together and collaborate to drive tangible change. In under two years the group has grown to a network of over 400 members who are all passionate about championing ED&I. We can't do this alone and it takes all of us to make a change. I couldn't be prouder!"

Robert Hewitt
Principal Landscape Architect
Chair, Ethnic Diversity Network



BeBold: Americas
Black Community



Ethnic Diversity Network: Europe and India
Community for Ethnic Minorities



Gender Alliance: Europe and India
Community for Gender Empowerment



JUNTOS: Americas
Hispanic/Latinx Community



MOSAIC: Americas
Asian Pacific Islander Community



Pride: Americas, Europe, Australia and New Zealand
LGBTQ+ Community



Veterans Alliance: Americas
Veterans Community



Women's Leadership Alliance: Americas
Community for Gender Equality



Women's Leadership Alliance

"The programming that the Women's Leadership Alliance and its committees have put forward this past year have encouraged greater networking, provided information and resources, helped build confidence and skills, and fostered a diverse forum for engagement both within the membership and beyond. We want to continue to learn as we grow so that we can meet our members where they are and help to make AECOM a great place to work."

Wendy Lau
Risk Management Sr. Manager, US West
President, Women's Leadership Alliance

careerpaths

Building Meaningful and Rewarding Careers

Our people are supported with resources to build connections throughout our organization and explore the opportunities that inspire them —whether that be a new Career Path framework and philosophy that help guide informed decisions about career progression within AECOM, enhanced Global Business Line Technical Academies that provide high-quality, structured technical learning, or other professional development programs that suit specific needs at each career level.

Expanded Career Paths Framework and Philosophy

To help navigate the virtually limitless opportunities at AECOM, we introduced a new career progression framework with four broad career paths. Employees are encouraged and empowered to develop their core skillset and capabilities and then explore different areas of our business to broaden their experience and perspectives.

Technical Excellence

Deliver our core design and consulting services; career advancement could include practice leadership, or an AECOM Fellowship, which recognizes thought leaders in our industry who make significant contributions to our company, clients, and communities.

Growth and Client Management

Work closely with clients, building strong relationships and developing new business opportunities as part of our growth strategy.

Project and Program Management

Work closely with clients on planning, executing and overseeing activities across the project lifecycle or on large-scale and complex portfolio of projects.

Business Area Leadership

Leading our business and workforce overseeing a geographic area, business line, or function.

Strengthened Technical Skill Building and Professional Development Programs

To help our people continue to develop their technical expertise, we built upon the success of our Water Academy — which celebrated its tenth anniversary in 2022 — to launch six new Global Business Line Technical Academies.

 **Buildings + Places Academy**

 **Environment Academy**

 **Program Management Academy**

 **Sustainable Legacies Academy**

 **Transportation Academy**

 **Water Academy**

With course content developed by AECOM's own subject matter experts, these academies provide employees with high-quality, structured learning and development opportunities that build knowledge and networks, extend technical skills and foster a culture of technical excellence and quality.

Aligned our Technical Practice Network for the future

These development programs complement our global Technical Practice Network, which connects our people and capabilities across regions and business lines and is a thriving community of 81 Technical Practice Groups, Tool Channels and other Functional Groups that provide insights, resources, technical standards, and support.

Throughout 2022, we commenced a process to better align our Technical Practice Groups with areas of business growth, and launched consolidated, digital-focused groups supporting Building Information Modeling, and GIS.

Nearly 20,000 of our people across all business lines and regions have joined at least one Technical Practice Group, complementing additional self-directed, personalized learning available via LinkedIn Learning, Autodesk and Bentley through AECOM University, and our global Business Line Technical Academies.



Increasing accountability, complexity, expertise and impact
elevate
ADVANCED CAREER DEVELOPMENT
evolve
ADVANCED CAREER DEVELOPMENT
Elevate (Americas)
Evolve (Europe and India, Middle East and Africa)
accelerate>>
CAREER DEVELOPMENT
BUSINESS BUILDERS CIRCLE
CEO CIRCLE
Early Career
DEVELOPMENT PROGRAMS
Graduate Development Program (Americas)
Growing Professional Skills (Australia and New Zealand)
ADVANCE (Europe and India, Middle East and Africa)
manager mindset
DEVELOPMENT SERIES

Fostered Leadership at all Levels

Leadership at All Levels is our full range of professional development programs, delivered at the regional and global level, designed to cultivate innovative thinkers, supportive managers, and effective leaders. The programs develop the skills our employees need—tailored to each career level—to have leadership skills and capabilities no matter where they are in their career journey.



Transforming How We Work

We are collaborating more than ever before to capture the full power of our industry-leading capabilities, while expanding our addressable market in program management and advisory services to complement our technical expertise, and investing in digital and cutting-edge solutions to enhance the way we deliver work for our clients. These initiatives are allowing us to advance our clients' most challenging infrastructure and ESG-related initiatives.

At the heart of AECOM's evolution is digital transformation.





Progressive hybrid working approaches powered by investments in enabling technology, the adoption of new digital tools and processes, and the ongoing creation of a culture where good ideas can be developed and implemented are driving new and more efficient ways of working — breaking down geographic and organizational boundaries and creating a competitive advantage.

Digital AECOM brings together our global digital-focused consulting services, hosted services products, and digital tools that enhance the delivery of core engineering and design services to help clients accelerate their digital journeys and achieve better project outcomes. As a key enabler of our Sustainable Legacies ESG strategy, we leverage the strengths of more than 2,500 integrated digital practitioners and data scientists globally with proven capability to connect data, projects, and communities to help us deliver a better world.

PipeInsights

Powering the delivery of superior rehabilitation and maintenance outcomes for sewer systems, the digital PipeInsights™ platform augments conventional CCTV inspections using advanced machine learning algorithms to provide automated defect detection and recommend optimal maintenance decisions.

By seamlessly integrating footage and results into a simple geographic information system (GIS) interface, users can manage multiple sewer programs simultaneously while enhancing the understanding of overall sewer system health. To date, PipeInsights™ has been used on real-world inspections and captured images of hundreds of thousands of defects as it continues to learn. The platform enables secure access to inspections from any mobile device, allowing users to visualize and share the health of their systems from the office or the field.





DE-FLUORO™

Our multi-year, global collaboration and investment to develop and commercialize on-site PFAS destruction technology DE-FLUORO™ continues to garner interest from clients and industry.

As the impacts of PFAS "forever chemicals" are better understood, and the race to remediate PFAS contamination accelerates around the world, we continue to evaluate sites and partner with our clients to investigate and understand the scale of their PFAS challenges.

In the U.S., we are undertaking both full-scale on-site DE-FLUORO™ demonstration and pilot programs on behalf of Federal and industry clients, including evaluation studies in the Industrial and Water sectors.

In Australia, meanwhile, DE-FLUORO™ has commenced commercial programs in both the Defense and Oil & Gas sectors, alongside efforts to develop and enhance the technology to open up further opportunities across the Water, Industrial and Aviation sectors.

Ahead of U.S. legislative changes that may increase usage of non-incineration technologies such as DE-FLUORO™, we will commission the manufacture of additional and enhanced DE-FLUORO™ systems to commence commercial programs in the United States.

Wisconsin's first PFAS filtration facility

From firefighting foam to food wrappers, per- and polyfluoroalkyl substances (PFAS) are everywhere—and can pose serious health risks. Increasingly, they end up where they don't belong: in our drinking water.

We're leveraging our world-class PFAS remediation expertise to help tackle this environmental crisis through an array of services. In the case of Madison, Wisconsin, we're delivering what will become a major milestone in the state's fight against these "forever chemicals."

A regional urban center and state capital, Madison recently identified two municipal wells harboring dangerously high levels of PFAS. Our team is working with the city to renovate its filtration facilities and bring these wells back online. We're leveraging our digital and capital planning experience, tailoring the final design to rigorous Infrastructure Investment and Jobs Act (IIJA) and Wisconsin Safe Drinking Water Loan Program funding requirements. Upon completion, that design will become Wisconsin's first municipal PFAS treatment facility—a critical step in addressing contamination throughout the state and region.

plan·engage

We are improving the planning stakeholder engagement process, and driving better and more cost-effective project decisions, through our digital PlanEngage™ platform.

Enabling teams to create, edit, and publish highly visual and interactive communications for projects — including videos, 360-degree project progress images, visualizations, project dashboards, and more — PlanEngage™ has inbuilt feedback capture and reporting, supporting communication consistency, enhanced collaboration, regulatory compliance, improved accessibility and social license.

AECOM utilized PlanEngage™ to create an interactive Final Tier 1 Environmental Impact Statement (EIS) for the Federal Highway Administration (FHWA) and Arizona Department of Transportation's (ADOT) Interstate 11 Corridor project, facilitating an alternative method for virtual public involvement and helping achieve an important milestone for the proposed corridor.

Infrastructure owners can now access this interactive solution through the trusted Azure cloud platform with streamlined deployment and management.

plan·spend

Combining artificial intelligence, geospatial analytics, capital planning and stakeholder management in a multi-stage digital solution, (PlanSpend™) Fund Navigator is helping our U.S. clients meet rigorous Infrastructure Investment and Jobs Act (IIJA) grant requirements, allowing them to thoroughly conceptualize their grant and program management, capital planning, electrification assessment modeling, and compliance reporting — and prepare for the next generation of infrastructure challenges and opportunities.

An Innovative Approach to Waste Management

To best support one of the largest state transportation authorities in the United States with an ambitious net zero mandate, in April 2022, we launched a solution to help reduce construction and demolition waste through the matching of requestors and suppliers via an intuitive digital interface. This proprietary digital solution supports the circular economy and improves re-useability and sustainability, reducing both the costs of materials procurement and carbon emissions.






Advancing Our Approach to Work Sharing

In fiscal 2022, we made significant progress in breaking down organizational silos and solving operational challenges, making us even more agile and competitive in the market. We brought together our global expertise to align with project demand, addressing acute talent and skill shortages by helping project managers and leaders access available talent across our regions and within Enterprise Capabilities (EC).

Fundamental to our Think and Act Globally strategy and digital adoption, EC is AECOM's primary vehicle for work sharing. Operating across geographic boundaries and time zones, EC partners with regional and Global Business Line project teams to provide technical expertise, accelerate delivery and keep AECOM competitive in the industry. With offices in seven countries, and a team of over 2,000 technical professionals, EC delivers high-quality specialist services that help fill capability gaps, resourcing needs and technical constraints on projects of all scopes.

Harnessing digital tools that enable remote collaboration, EC has extended its service offerings to support regional project teams in more complex engagements and to supplement project staff—where and when it's needed the most.

From monumental programs such as NEOM in the Middle East to critical transportation infrastructure in the UK, EC teamed with regional project teams to add value to project delivery during every stage of the project lifecycle.

EC also established the Rail Systems Capability Center to better support the delivery of global transit projects, and the Digital Adoption Hub (DAH), a cross-regional team helping to strengthen our core engineering and design offering through the adoption of global digital solutions. With a team of over 100 multidisciplinary professionals working from most of AECOM's regions, the DAH is driving the adoption of global digital solutions in our core design and engineering business to improve quality, and automate and streamline workflows and data-driven decision making.



Extending Client Relationships

We are collaborating more than ever before. Through prioritizing strategic opportunities and leveraging our advisory and program management business, we are winning what matters and nurturing long-term client relationships across our core and emerging markets.

By bringing together our best talent, leveraging our greatest strengths and resources, and prioritizing technical excellence, we are providing value that is unmatched and that is extending our largest client relationships.

In fiscal 2022, we made tremendous progress in strengthening key relationships while continuing to deliver world-class technical and advisory services. Reflecting the deep value we bring to clients and an increasing focus on collaborating globally on our highest returning growth opportunities, we were successful on all ten of our critical, "must win" pursuits identified at the start of the year. In addition, our net promoter scores continue to set new records and comfortably exceed established benchmarks for professional services organizations.





Network Rail, UK

Our appointment to support Network Rail's operations in the UK through its Commercial Services framework continues AECOM's long-standing relationship with the region as we deliver technical, innovative and sustainable solutions to benefit both Network Rail and passengers. AECOM's Commercial Services Framework is supporting the North West and Central region of the UK's rail network, the backbone of Britain and economic spine linking some of the country's main cities.

Through this framework, AECOM is supporting Network Rail to connect workers with jobs, people with loved ones and goods to market, adding social value and economic opportunities to the regions. We are also responsible for advising on more than 20,000 miles of track and 2,500 stations as part of Network Rail's strategy for achieving science-based net zero by 2050. With its work on Northern Powerhouse Rail, High Speed 2 and the Transpennine Route Upgrade, this project adds to the extensive footprint AECOM has across the region.

NAVFAC Atlantic

Expanding our long track record with the U.S. Navy, AECOM is leading a joint venture with EnSafe to deliver architecture and engineering services for the Naval Facilities Engineering Systems Command (NAVFAC). The joint venture is performing environmental studies, investigations, and designs that address pressing environmental challenges on its Comprehensive Long-Term Environmental Action Navy (CLEAN) program. This multi-year contract now provides us with the greatest value exposure to this client's environmental programs.

As part of the U.S. Navy's critical work, we are providing compliance with restoration programs and regulations to help address key environmental challenges. Our world-class specialists consistently deliver high-quality, cost-effective environmental services that drive innovation, deliver vital programs and help achieve our client's goals.

"AECOM provides consistent, high expertise in environmental investigations with a large resource base of environmental professionals."

Baltimore Corps of Engineers

"I would recommend AECOM because of their global and broad range of services delivered professionally and proactively, often in complex circumstances."

Shell plc

"AECOM's thought process into programs and projects makes it one of the industry's leading consultancies."

Heathrow Airport Ltd.

Program Management

Our program management and advisory business provides the structure, tools, techniques and processes to deliver on our vision and manage our clients' most challenging infrastructure needs. By connecting our expertise and collaborating across services, markets, and geographies, we manage outcome-driven projects that deliver social, economic and environmental value.

Throughout the year, we grew our world-class program management business by over 30% and are on track to double the size of the business. We remain committed to the legacies of the programs we manage, and offer ongoing engagement through the program lifecycle, from day zero to delivery and beyond.





California High-Speed Rail

Today, transport between California's megaregions is both time and carbon intensive, with travelers limited to either car or plane. California High-Speed Rail promises to change that.

AECOM is proud to lead the delivery of this once-in-a-generation project, which is poised to become one of the most transformative infrastructure investments in U.S. history. Our joint venture with some of the nation's leading rail delivery specialists positions us to realize its timely delivery.

As the nation's first dedicated high-speed rail system, California High-Speed Rail will transform mobility in the state with frequent, 200 mile per hour electrified train services. The result will be dramatically reduced travel times—less than three hours between San Francisco and Los Angeles—and a new conduit for sustainable mobility statewide.

Even before its full, 800-mile build-out, the program will provide far more than swifter intercity travel. A core element of its delivery includes concurrent statewide transportation investments to provide mobility, economic and environmental benefits at the earliest possible time. The program will engage 730 small businesses and create almost 9,000 jobs with nearly 60% of expenditures in disadvantaged communities—with further benefits to come.

Hamad International Airport

AECOM is supporting the infrastructure expansion plans to develop important facilities at Hamad International Airport, which will prepare it for future growth and triple the airport's overall cargo capacity. The project will enhance the delivery and processing of supplies and important cargo to Qatar, helping to meet the demands of its growing economy while significantly enhancing its global freight operations.

As part of the expansion, AECOM will provide program management services for Cargo Terminal 2 and Amiri Flight Facilities. We will also provide project management and construction management of the new cargo terminal's ancillary supporting buildings that include a veterinary inspection center, central utility plant and infrastructure diversions.



Leading in ESG

Our leading ESG services solve our clients' most complex projects today and into the future, leaving positive impacts for generations to come. Sustainable development and resilience are embedded across all of our work. Over the year, we launched our ESG Advisory practice, set more ambitious science-based net zero targets, developed our global Social Value policy, developed digital tools to help our clients meet their ESG principles, and implemented new ESG training programs.

Sustainable Legacies Pillars

Our approach to leading in ESG comes to life through our Sustainable Legacies strategy, which is organized around the following four pillars:

Achieve net zero carbon emissions by 2040: We have furthered our own carbon emissions goals by achieving operational net zero for fiscal 2021, while also committing to reach science-based net zero carbon emissions by 2040.

Embed sustainable development and resilience across our work: We introduced ScopeX™, a first-of-its-kind approach with the goal of reducing carbon impact on major projects by at least 50%. We will also embed net zero, resilience and social value targets into our client account management program.



Committed to achieving
1.5°C aligned
science-based targets by 2040

Improve social outcomes: We believe equity, diversity and inclusion enable better outcomes for clients, a deeper understanding of community challenges and more innovative solutions that propel the industry forward. As part of this pledge, we have set an industry-leading, near-term target of women comprising at least 20% of senior leadership roles and at least 35% of the overall workforce. In addition, we have implemented new required unconscious bias training and set specific targets within each of our regions to advance our equity, diversity and inclusion goals.

Enhance governance: To better assess ESG risk factors in potential projects, we have deployed an enterprise framework supported by leadership accountability and advocacy through the audit of specific ESG targets and metrics on an annual basis.

Achieving Net Zero Carbon Emissions with Science-Based Targets Initiative

To ensure we continue to keep up with the latest best practices and climate science, we have set an updated 2040 net zero target that has been validated by the Science-Based Targets initiative (SBTi), making AECOM one of the first companies globally to achieve this. As part of our updated, more ambitious net zero commitment we are also targeting:

60%
Reduction in Scope 1 and Scope 2 emissions by 2030

50%
Reduction in Scope 3 emissions by 2030

90%
in total emissions by 2040

Reducing Scope 1 and 2 emissions by 60% by 2030 (compared with 2018)—Globally we reduced Scope 1 and 2 emissions, covering fleet vehicles and office energy respectively, by 61% from our fiscal 2018 baseline year using key travel and real estate initiatives. We made progress against this commitment in various ways including by right-sizing our office space, and implementing sustainability guidelines for future office refurbishments and relocations. Some of this reduction also has been due to reduced activity since the pandemic, which we will need to maintain.

Reducing Scope 3 emissions by 50% by 2030 (compared with 2018)—Reducing our Scope 3 emissions means focusing on our supply chain emissions and business travel. We have driven an 8% decline in our supply chain emissions, including a 62% reduction in business travel, since 2018, and are looking to build on this progress through initiatives such as our supplier engagement program, through which we are reaching out to over 7,000 of our top suppliers to support them in setting targets and their own decarbonization efforts.

Reducing all emissions by 90% by 2040 (compared with 2018) and offsetting remaining emissions in 2040 through high-quality carbon removal projects—achieving this long-term reduction target will mean building on the initiatives across all Scopes put in place for our 2030 targets. We have initiated work on our own pilot natural climate solution projects for carbon offsetting.

We also maintained our operational net zero status in 2022 and commit to maintaining operational net zero status annually. We achieved operational net zero through reduction of Scope 1 and 2 emissions in line with climate science and offsetting remaining emissions.

Category	FY '18 tCO$_2$e/yr	FY '22 tCO$_2$e/yr	% Reduction
Scope 1 + 2	138,025	53,706	-61%
Scope 3 - Supply chain	2,740,482	2,515,999	-8%
Scope 3 - Business travel	158,182	60,287	-62%
Totals	**3,036,689**	**2,629,992**	**-13%**

Our emissions data has been verified in accordance with ISO 14064-3:2019 against the requirements of the WRI GHG Protocol—Corporate Accounting Standard and The Greenhouse Gas Protocol—Corporate Value Chain (Scope 3) Standard

Progress Against Our ESG Strategy



1. Launched ESG advisory practice

Perhaps our greatest milestone this year has been the launch of our ESG Advisory practice, which deploys our expertise to help our clients navigate this rapidly evolving space and realize their ambitious visions. Our specialists are applying their industry-leading skills and experience to develop institutional know-how and service offerings that put us at the forefront of ESG advisory.

Working with organizations at the forefront of the global green transition, including the United Kingdom's Network Rail and Airport Authority Hong Kong, our Advisory Services are mitigating risk, building trust and improving long-term outcomes.



2. Advanced ScopeX™ initiatives

The goal of our Sustainable Legacies strategy is straightforward: to ensure that the work we do in partnership with our clients leaves a positive, lasting impact for communities and our planet.

One example of embedding ESG principles into everything we do is our ScopeX™ approach, which considers materials, site locations, logistics, and construction methods to reduce and eliminate a projects' impact on the natural environment. We minimize energy use, optimize sources of renewable power and, where feasible, work with and enhance natural habitats to eliminate carbon emissions. We believe that ScopeX™ will be our biggest contribution to help end the climate emergency. By decarbonizing the built environment and supporting our clients to achieve their net-zero agendas, we're striving to improve the cities and communities we serve, and delivering a better world.



3. Social Value policy

We believe that investing in local communities to create positive social and economic outcomes is at the heart of generating social value. We work with our clients, partners and suppliers to link the opportunities presented by our projects to the needs of the local communities we operate in, driving the creation of positive, lasting legacies. Social value is critical to achieving our ESG strategy and making sure that no one is left behind.

In fiscal 2022 we published our first Global Social Value Policy, recognizing the importance AECOM, our clients and workforce's place on delivering positive outcomes through our operations. We have developed a set of overarching commitments that set a clear strategic direction and allow our regional teams to apply as appropriate within their local context and setting.



4. Sustainable Legacies training

In fiscal 2022 we launched training on our Sustainable Legacies strategy to all employees globally, achieving a 100% completion rate. This training was followed by the development of the Sustainable Legacies Academy, a technical training academy covering nine lessons on climate mitigation and climate adaptation issues. We also developed bite-size modules on key topics such as ScopeX™, improving social outcomes, ESG risk and our science-based net zero targets.

Case Studies





HS2 Interchange

The U.K.'s High Speed 2 (HS2) railway is Europe's largest infrastructure project and is on the way to becoming one of the world's most sustainable and technologically sophisticated high-speed rail networks. By connecting the UK's urban centers and creating much needed capacity, HS2 is designed to create economic stimulus, enabling the mobility of people and goods, and delivering a legacy of skills and societal benefits by enhancing the environment and communities around its station hubs. Within this state-of-the-art network, one station stands out: Interchange Station.

We've been selected by Laing O'Rourke as the designer for this new ultra-low energy station. As a multimodal hub, Interchange Station lives up to its name. It will serve the West Midlands region as well as Birmingham International Airport, making it a key interchange for rail and air passengers alike.

Our ESG strategy, Sustainable Legacies, aligns with the goals of HS2 in delivering a design, which focuses on positive outcomes for users and the local community while minimizing carbon with a BREEAM Outstanding design.

San Diego Gas & Electric

The year-round threat of wildfires and the escalating impacts of climate change require major investments in technology and energy infrastructure. AECOM is helping to provide program management services in support of San Diego Gas & Electric's (SDG&E) wildfire mitigation and public safety power shutoff risk reduction efforts during extreme weather conditions.

As part of the Strategic Undergrounding Program, we will assist in the conversion of hundreds of miles of overhead electric lines in San Diego over the next decade.

In addition to accelerating the pace and scope of the undergrounding program, we are helping to minimize community disruption and costs and improve efficiencies by implementing sustainable solutions and innovative approaches to pre-construction and construction activities.

Corporate Governance

Safety

Safeguarding our people and operations remains a core priority at AECOM. Fostering an exceptional safety culture based on equity, diversity and inclusion, and where communication, collaboration, and consultation enable ownership for the well-being of self and others continued to be a critical focus in fiscal 2022.



Lost Workday Case Rate Trend

50% Reduction in LWCR since FY '18



Total Recordable Incident Rate Trend

40% Reduction in TRIR since FY '18

AECOM is committed to maintaining the physical, psychological, and social well-being of our employees, stakeholders, and global communities through appropriate risk management strategies. AECOM's Culture of Caring and Safety for Life program enables us to proactively and aggressively identify, manage and eliminate hazards, and reduce risk in our workplaces. These incident prevention efforts have continued to advance our journey toward a "zero" incident culture, with our incident rates remaining superior to the industry average. Within fiscal year 2022, our Total Recordable Incident Rate (TRIR) in our Professional Services businesses reflects an improvement of 40% over the previous five fiscal years while our Lost Workday Case Rate (LWCR) improved by 50% over the same period.

AECOM applies the U.S. Occupational Safety and Health Administration (OSHA) recordable injury and illness definition to our global operations, allowing for a standard record-keeping approach across all regions. AECOM metrics include injury and illness incidents associated with AECOM employees and do not include contractor data.

$$TRIR = \frac{total\ number\ of\ recordable\ incidents \times 200,000\ hours}{Total\ hours\ worked}$$

$$LWCR = \frac{total\ number\ of\ lost\ time\ incidents \times 200,000\ hours}{Total\ hours\ worked}$$



AECOM's Safety for Life program, driven by demonstrated leadership commitment and empowered employees, has delivered industry-leading performance and subsequent recognition. AECOM was awarded the Royal Society for the Prevention of Accidents (RoSPA) President's Award for having achieved 13 consecutive annual Gold Awards. RoSPA defines Gold Award winners as having achieved a very high level of performance, demonstrating well-developed occupational health and safety management systems and culture, outstanding control of risk and very low levels of error, harm and loss.

The previous year produced many events, both world and local, that presented the potential to distract employees, negatively impact their well-being, and prevent them from being mentally present in the workplace. Aligned with AECOM's Safety for Life program, various events, tools, and communications were delivered in fiscal year 2022 to further support employee engagement and well-being. Events included our second annual Safeguard 360 virtual conference, allowing our global employees to engage interactively with various resources designed to increase awareness of how our Safeguard core value is executed across our functions.

Our focus on emphasizing the critical importance of mindfulness and situational awareness before taking action, and of pre-planning, was initiated in fiscal year 2022 through our "Take a Moment" campaign, which continues to be cascaded globally through our various communication channels. These examples are part of our continuous improvement efforts and further strengthen our Safety for Life program.



Data Security

We recognize the threats to our information technology systems, including unauthorized access, computer hackers, computer viruses, malicious code, cyberattacks, phishing, and other cybersecurity problems and system disruptions, including possible unauthorized access to our and our clients' proprietary information.

In response, we have developed an Information Security Program comprised of robust policies, procedures and standards governing data privacy and information security of the company's information and assets. We have a structured unified security framework, aligned to industry-leading standards and safeguards, including, but not limited to, ISO 27001, NIST CSF, and NIST 800-53. Security measures are taken to guard against unauthorized access to, alteration, disclosure, or destruction of data and systems.

Ethics and Compliance

At AECOM we believe good ethics is good business. We are committed to always prioritizing ethics and integrity, not simply because it's the right thing to do, but also because it helps safeguard our people and our company from potential wrongdoing while strengthening our brand and reputation around the world.

Our Code of Conduct outlines the legal guidelines we must follow and general ethical principles to help each of us make the right decisions when conducting business worldwide. Leaders at AECOM promote ethical behavior through a global ethics committee as well as through regional ethics committees. Our employees take part in annual Code of Conduct training,

which received 100% completion in fiscal 2022. We also provide supplemental training on ethics and compliance issues throughout the year and incorporate ethics and compliance principles in our training for new employees and new managers.

Furthermore, we have a comprehensive cross-functional ethics and compliance program focused on preventing issues from occurring, detecting them if they happen, effectively and expediently resolving issues, and capturing and communicating lessons learned to prevent them from repeating. As a result, we have been recognized six times by Ethisphere as a World's Most Ethical Company.

Human Rights Commitment

AECOM is a signatory to the U.N. Global Compact and adheres to the International Bill of Rights and International Labor Organization's Declaration of Fundamental Principles and Rights at Work, which underscores our commitment to abiding by and promoting international human rights. AECOM's Human Rights Statement and Modern Slavery Act Statement provide more detail on our policies and commitments related to ensuring fundamental rights at work, such as reasonable working conditions and wages and the right to collective bargaining, and combatting human rights abuses, such as modern slavery and child labor.



Troy Rudd
Chief Executive Officer



Shirley Adams
Chief Human
Resources Officer



Todd Battley
Chief Strategy Officer



David Gan
Chief Legal Officer



Gaurav Kapoor
Chief Financial Officer



Lara Poloni
President

BOARD OF DIRECTORS



Bradley W. Buss
Director



Lydia Kennard
Director



Kristy Pipes
Director



Douglas W. Stotlar
Director, Chairman of the Board



Troy Rudd
Director and
Chief Executive Officer



Daniel R. Tishman
Director



**Gen. Janet C.
Wolfenbarger**
Director



**Sander van 't
Noordende**
Director

*As nominated for election at the 2023 Annual Meeting.

AECOM ON NYSE

AECOM's common stock trades on the New York Stock Exchange under the symbol ACM.

Investor Materials

AECOM's Investor Relations website contains background on our company and our services, financial information, frequently asked questions and our online annual report, as well as other useful information. For investor information, including additional copies of our Annual Report, Form 10-K, Form 10-Q or other financial literature, please visit our website at investors.aecom.com.

Copies of AECOM's Form 10-K may be obtained free of charge by contacting William Gabrielski in our Investor Relations department via email at AECOMInvestorRelations@aecom.com or via phone at (212) 973-2982.

Independent registered public accounting firm
Ernst & Young LLP, Los Angeles, California, USA

Transfer Agent
Computershare
P.O. Box 30170
College Junction, TX 77842
(800) 368-5948
www.computershare.com

DISCLAIMERS

Scope of Report

The sustainability data and activities included in this report cover the past several years to provide a clearer picture of our performance. This report covers our owned or operated businesses and does not address the performance of our suppliers, contractors or partners unless otherwise noted. We have prepared the information and case studies solely to provide a general overview of our sustainability activities, and this report should not be used by anyone making an investment decision. In addition, the information in this report is summarized and is not a complete description of all of our activities; therefore, we have made qualitative judgements as to certain information to include that could be determined to be inaccurate or incomplete. We did not employ any third party firm to audit this report.

Forward-looking Information

This report contains forward-looking statements relating to the manner in which we intend to conduct our activities based on our current plans and expectations. These statements are not promises of our future conduct or policy and are subject to a variety of uncertainties and other factors, many of which are beyond our control. Therefore, the actual conduct of our activities, including the development, implementation or continuation of any program, policy or initiative discussed in this report, may differ materially in the future. The statements of intention in this report speak only as of the date of this report, and we do not undertake to publicly update any statements in this report. As used in this report, the term "AECOM" and such terms as "the company," "our," "its," "we," and "us" may refer to one or more of AECOM's consolidated subsidiaries or affiliates or to all of them taken as a whole. All these terms are used for convenience only and are not intended as a precise description of any of the separate entities, each of which manages its own affairs.

FOOTNOTES

[1] Revenue, less pass-through revenue; growth rates are presented on a constant-currency basis.

[2] On a constant-currency basis.

[3] Excludes the impact of certain items, such as restructuring costs, amortization of intangible assets and other items. See Regulation G Information for a reconciliation of non-GAAP measures to the comparable GAAP measures.

[4] Reflects segment operating performance, excluding AECOM Capital and G&A.

[5] Net income before interest expense, tax expense, depreciation and amortization.

REGULATION G INFORMATION

Reconciliation of NSR

	Twelve Months Ended	
	Sep 30, 2021	Sep 30, 2022
Americas		
Revenue	$10,226.3	$9,939.3
Less: Pass-through revenue	6,629.4	6,228.2
Net service revenue	$3,596.9	$3,711.1
International		
Revenue	$3,112.6	$3,206.7
Less: Pass-through revenue	603.1	609.0
Net service revenue	$2,509.5	$2,597.72
Segment Performance (excludes ACAP)		
Revenue	$13,338.9	$13,146.0
Less: Pass-through revenue	7,232.5	6,837.2
Net service revenue	$ 6,106.4	$6,308.8
Consolidated		
Revenue	$13,340.9	$13,148.2
Less: Pass-through revenue	7,232.5	6,837.2
Net service revenue	$6,108.4	$6,311.0

Reconciliation of Adjusted Operating Income

	Twelve Months Ended	
	Sep 30, 2021	Sep 30, 2022
Americas Segment:		
Income from operations	$643.0	$653.8
Amortization of intangible assets	17.4	17.4
Adjusted income from operations	$660.4	$671.2
International Segment:		
Income from operations	$177.0	$221.2
Amortization of intangible assets	5.2	1.4
Adjusted income from operations	$182.2	$222.6
Segment Performance (excludes ACAP)		
Income from operations	$820.0	$875.0
Amortization of intangible assets	22.6	18.8
Adjusted income from operations	$842.6	$893.8

Reconciliation of Adjusted EBITDA

	Twelve Months Ended	
	Sep 30, 2021	Sep 30, 2022
Net income attributable to AECOM from continuing operations	$294.7	$389.1
Income tax expense	89.0	136.1
Depreciation and amortization	176.9	170.2
Interest income included in other income	(6.7)	(8.2)
Interest expense	238.3	110.3
Amortized bank fees included in interest expense	(11.4)	(4.8)
EBITDA	$780.8	$792.7
Restructuring costs[1]	48.9	107.6
Adjusted EBITDA	$829.7	$900.3

Reconciliation of Adjusted EPS

	Twelve Months Ended	
	Sep 30, 2021	Sep 30, 2022
Net income attributable to AECOM from continuing operations—per diluted share	$1.97	$2.73
Per diluted share adjustments:		
Restructuring costs[1]	0.33	0.75
Amortization of intangible assets	0.15	0.13
Prepayment premium on debt	0.79	—
Financing charges in interest expense	0.08	0.03
Tax effect of the above adjustments*	(0.35)	(0.17)
Valuation allowances and other tax only items	(0.15)	—
Adjusted net income attributable to AECOM from continuing operations per diluted share	$2.82	$3.47

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Twelve Months Ended	
	Sep 30, 2021	Sep 30, 2022
Net cash provided by operating activities	$704.7	$713.7
Capital expenditures, net	(121.5)	(128.1)
Free cash flow	$583.2	$585.6

[1] Includes Russia-related exit costs in fiscal 2022.

About AECOM

AECOM (NYSE: ACM) is the world's trusted infrastructure consulting firm, delivering professional services throughout the project lifecycle — from advisory, planning, design and engineering to program and construction management. On projects spanning transportation, buildings, water, new energy and the environment, our public- and private-sector clients trust us to solve their most complex challenges. Our teams are driven by a common purpose to deliver a better world through our unrivaled technical and digital expertise, a culture of equity, diversity and inclusion, and a commitment to environmental, social and governance priorities. AECOM is a Fortune 500 firm and its Professional Services business had revenue of $13.1 billion in fiscal year 2022. See how we are delivering sustainable legacies for generations to come at aecom.com and @AECOM.

AECOM Delivering a better world